February 13, 2020

Mark Cowan, Esq

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

Re:	RiverSource Life Insurance Company

RiverSource Life Insurance Co. of New York

Request Pursuant to Rule 485(b)(1)(vii)

Prospectus Template and Replicate Filings

Dear Mr. Cowan:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (“1933 Act”), RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York (the “Company”) respectfully request the approval of the Commission to file post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through the Company (“Replicate Filings”).

On or about Feb.12, 2020, RiverSource Life Insurance Company, on behalf of RiverSource Variable Account 10, filed electronically Post-Effective Amendment No. 1 to Registration Statement Nos. 333-230376 and 811-07355 on Form N-4 pursuant to Rule 485(a) of the 1933 Act (“Amendment No. 1”). This Amendment No. 1 contained a prospectus for RiverSource RAVA 5 Advantage Variable Annuity (offered for contract applications signed on or after April 29, 2019), which was filed as a Template Filing (“Template Filing”).

The primary changes to this prospectus include:

•	Increase of the maximum and current fees for the new sales of the optional SecureSource Legacy (SSL) rider;

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Change to the SSL rider termination provision for the SSL riders sold on or after 5/4/2020 – the current rider terminates when Contract Value is zero and for the riders sold on or after 5/4/2020, a reduction of the guaranteed minimum death benefit amount to zero will terminate the rider; and

•	Change prior notice time period for the Prospectus Rate Sheet Supplement from “14 days” to “7 calendar days” and add the Base Doubler duration to the Base Doubler Age provision.

The Company proposes to include the same changes to prospectuses contained in the next post-effective amendment to the following Replicate Filings:

Product Name	1933 Act #	1940 Act #	Registrant Name	Life Insurance Company Name
RiverSource Retirement Advisor 5 Choice Variable Annuity	333-229360	811-07355	RiverSource Variable Account 10	RiverSource Life Insurance Company
RiverSource RAVA 5 Advantage Variable Annuity (offered for contract applications signed on or after April 29, 2019)	333-229361	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York
RiverSource Retirement Advisor 5 Choice Variable Annuity	333-230375	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

In connection with this request the Company confirms that:

•	The disclosure changes in the Template Filing will be substantially identical to disclosure changes to be reflected in the Replicate Filings;

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any Staff comments thereon; and

•	The Replicate Filings will not include any other changes that will otherwise render them ineligible for filing pursuant to Rule 485(b) under the 1933 Act.

We understand the Commission Staff will respond orally to this request. Please direct your reply to Nicole Wood at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Respectfully,

/s/ Nicole D. Wood
Nicole D. Wood

Assistant General Counsel and Assistant Secretary

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